July 29, 2010
Mr. Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404

Re:	ORBCOMM Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 16, 2010 Definitive Proxy on Schedule 14A Filed March 30, 2010 File No. 001-33118
Dear Mr. Spirgel:
This letter is in response to the comments of the Staff of the Securities and Exchange Commission made in the letter dated July 15, 2010 relating to the above-referenced Definitive Proxy Statement on Schedule 14A filed on March 30, 2010. This letter repeats the comments in the Staff’s letter followed by a response prepared by management of ORBCOMM Inc. (the “Company”).
Definitive Proxy on Schedule 14A
1.	We note that you have not included any disclosures in response to Item 402(s) of Regulation S-K. Please advise us on the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
RESPONSE:
In preparing its Proxy Statement, the Company reviewed the disclosure requirements set forth in Item 402(s) of Regulation S-K including the Commission’s guidance in release 34-61175, Proxy Disclosure Enhancements Transition (December 16, 2009), in consultations with outside legal advisors. Members of management then discussed and assessed these requirements with the Compensation Committee of the Company’s Board of Directors to determine whether our employee compensation policies and practices create risks that are reasonable likely to have a material adverse effect on the Company. Based on the assessment, the Company determined that its compensation policies and practices for employees do not create such risks for the following reasons:
•	the compensation program for our executive officers appropriately balances annual base salary, cash incentive awards and long-term equity awards, with no particular element of compensation excessively weighted on a single performance target;

•	annual base salary provides a level of assured cash compensation which minimizes incentive for risk taking behavior;
•	the Company’s policies and procedures, including policies and procedures that generally prohibit sales employees from signing revenue-generating contracts on behalf of the Company;
•	the Company grants equity based awards to executive officers that generally vest over a three-year service period in order to align the interests of our executive officers with those of the Company’s stockholders, and to encourage our executive officers to contribute to the Company’s long-term success and help build incremental stockholder value over a multi-year period;
•	annual cash incentive awards under the Company’s compensation programs for executive officers are based on a variety of financial and operational performance targets which limits the risks associated with any single indicator of performance targets;
•	annual cash incentive awards under the Company’s compensation programs for executive officers are based on achievement of financial and operational performance targets that promote operating effectiveness and contribute to the long-term increases in stockholder value; and
•	limited upside opportunity on annual cash incentive awards under the Company’s compensation programs for executive officers is capped at 75% and 140% (depending on the executive officer) of the applicable base salary which further ensures that management does not have an undue incentive to pursue short-term financial performance at the expense of long-term stockholder value.
Based on the foregoing, the Company concluded that it was not required to include in its Definitive Proxy Statement filed on March 30, 2010 a disclosure in response to Item 402(s) of Regulation S-K.
2.	We note the objective performance targets measures for the Annual Cash Bonus for fiscal year 2009 referenced in paragraph one, including adjusted EBITDA and revenues. In future filings, please disclose the performance targets and threshold levels that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. If you believe such disclosure would result in competitive harm such that the information could be omitted under Instruction 4 to Item 402(b), please provide in your response letter a detailed explanation for such conclusion. To the extent that you have a sufficient basis to keep the information confidential, expand your discussion as to how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels. See Instruction 4 to Item 402(b).
Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. For further guidance please refer to Question 118.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm

RESPONSE:
The Company will disclose in its future filings the performance targets and threshold levels that must be reached for payment to each named executive officer as required by Item 402(b)(2)(v) of Regulation S-K; provided however, that the Company retains its right in the future to elect not to disclose such information, if, in accordance with Instruction 4 to Item 402(b), “ target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm” to the Company.
3.	We note that the Compensation Committee used adjusted EBITDA as one of the performance targets considered when awarding annual cash bonuses. In future filings, please explain how the Compensation Committee calculates this non-GAAP measure from your audited financial statements.
RESPONSE:
The Company will disclose in future filings how the Compensation Committee calculates Adjusted EBITDA. Adjusted EBITDA is currently defined as earnings before interest income (expense), provision for income taxes and depreciation and amortization adjusted for stock-based compensation expense, noncontrolling interests and Impairment Charges, consistent with the Adjusted EBITDA the Company reports in its earnings release.
Please contact me at 703-433-6361 in connection with questions or comments concerning the above responses. Thank you for attention to this matter.

Sincerely
/s/Christian Le Brun
Executive Vice President and General Counsel

By	EDGAR and Facsimile
cc:	Paul Fischer, U.S. Securities and Exchange Commission Robert Bartelmes, U.S. Securities and Exchange Commission

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